UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Delaware Wilshire Private Markets Tender Fund

(Name of Issuer)

Delaware Wilshire Private Markets Tender Fund

(Name of Person(s) Filing Statement)

INSTITUTIONAL CLASS SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Beattie

c/o SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

1-610-676-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Sean Graber

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, Pennsylvania 19103

January 31, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
December 31, 2023	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value. The Fund’s NAV as of January 31, 2024 is not yet available as of the date of the mailing of these Offer materials.
January 31, 2024	Commencement Date	the date as of which the Offer commenced
February 29, 2024	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
February 29, 2024	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
February 29, 2024	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Tender Withdrawal Date occurs

*	Dates subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Delaware Wilshire Private Markets Tender Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”). (As used in this Schedule TO, the term “Shares” refers to the Institutional Class Shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below)). Specifically, the Fund is offering to purchase Shares in an amount up to 100% of the Shares outstanding as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 4:00 p.m., Eastern time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 4:00 p.m., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date. Subject to the limitations set out below, Shareholders may tender their Shares in any amount.

The Fund is a “feeder fund” that invests substantially all its assets in the Delaware Wilshire Private Markets Master Fund (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is referred to as a “master-feeder” structure. The Master Fund will make a tender offer to the Fund to repurchase interests in the Master Fund concurrently with the Offer.

The Offer is being made to provide liquidity to Shareholders ahead of a transaction (the “Transaction”) whereby the Fund’s existing investment adviser will be replaced by the Fund’s investment sub-adviser, subject to shareholder approval and certain conditions, and the existing investment adviser’s seed capital will be withdrawn from the Fund and replaced by new subscription money. The Transaction is discussed further, below, under Item 5. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment in an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered. The Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, including from additional subscriptions of Shares, the proceeds of the sale of portfolio securities held by the Master Fund, or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance set forth in the Fund’s Prospectus dated July 29, 2023 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”). This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Shareholders desiring to tender Shares for purchase must do so by 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00 p.m., Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). Until the Tender Withdrawal Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date, a Shareholder will also have the right to withdraw its tender of its Shares after such expiration.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery: Delaware Wilshire Private Markets Tender Fund c/o SS&C Global Investor and Distribution Solutions, Inc. 430 W. 7th St. Kansas City, MO 64105	Regular Mail: Delaware Wilshire Private Markets Tender Fund c/o SS&C Global Investor and Distribution Solutions, Inc. P.O. Box 219914 Kansas City, MO 64121

or (ii) fax it to the Fund at (833)-750-0310, so that it is received before 4:00 p.m., Eastern time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the Fund’s NAV as of January 31, 2024 or an estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at (855) 520-7711, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 4:00 p.m., Eastern time, on the Tender Withdrawal Date. Also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a)       The name of the issuer is Delaware Wilshire Private Markets Tender Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, and its telephone number is (610)-676-1000.

(b)       The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” The Fund offers one class of Shares: Institutional Class Shares. As of the close of business on the Prior NAV Calculation Date, there were 8,613.264 Institutional Class Shares of the Fund outstanding, and the Fund’s net asset value per share was $11.73. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $101,069.33 and the Master Fund was $31,059,880.48. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 100% of the Shares outstanding as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date, as described in the Offer to Repurchase. The Fund is a “feeder fund” that invests substantially all of its investable assets in the Master Fund.

(c)       There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Prospectus and governing documents.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Delaware Wilshire Private Markets Tender Fund. The Fund’s principal executive office is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, and its telephone number is (610)-676-1000. The investment adviser of the Fund is Delaware Management Company, a series of Macquarie Investment Management Business Trust (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 100 Independence, 610 Market Street, Philadelphia, PA 19106, and its telephone number is (877)-693-3546. The investment sub-adviser of the Fund is Wilshire Advisors LLC (in its capacity as such, the “Sub-Adviser”). The Sub-Adviser is located at 1299 Ocean Avenue, Suite 700, Santa Monica, CA 90401, and its telephone number is (310)-451-3051. The members of the Fund’s Board of Trustees (the “Board”) are William M. Doran, Jon C. Hunt, Thomas P. Lemke, Nichelle Maynard-Elliott, Jay C. Nadel and Randall S. Yanker (each, a “Trustee”). The executive officers of the Fund are Michael Beattie, Stephen F. Panner, and Andrew Metzger (each, an “Officer”). The Trustees and Officers may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

ITEM 4.	TERMS OF THE TENDER OFFER

(a)       (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 100% of the Shares outstanding as of the Valuation Date which are tendered by Shareholders by 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00 p.m., Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi). Subject to the limitations set out below, Shareholders may tender their Shares in any amount.

(ii) The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance set forth in the Prospectus). If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment in an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered, after giving effect to all allocations to be made as of that date. Following the Valuation Date, each Shareholder tendering Shares will receive the payment in respect of the repurchase offer on or before the fifteenth business day after the Valuation Date.

(iii) Shareholders desiring to tender Shares for purchase must do so by 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00 p.m., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Tender Withdrawal Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). Pursuant to Rule 13e-4(f)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date (if the Fund elects to extend the period of time during which the Offer is pending such that the tender period extends 40 or more business days from the Commencement Date), a Shareholder will also have the right to withdraw its tender of its Shares after such expiration.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, no later than 4:00 p.m., Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix) Not applicable. Because the Offer is for 100% of the Fund’s outstanding Shares as of the Valuation Date, the Offer cannot be oversubscribed.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Shares may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur. However, and as discussed below, it is currently anticipated that as part of the Transaction, the Sub-Adviser will make additional purchases of Shares in an amount equal to the number of Shares tendered by all Shareholders as of the Valuation Date. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser or Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund. Whether a sale of Shares pursuant to the Offer constitutes a “meaningful reduction” in the Fund will depend on the particular facts and circumstances. However, the IRS has indicated that a small reduction in a Shareholder’s interest may constitute a “meaningful reduction” when the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests have been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 0% or 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits (as calculated for U.S. federal income tax purposes). To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and profits or assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations Section 1.305-3(b)(3) that results in an increase to other shareholders’ proportionate interests.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). The Fund may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met. A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder (i) has provided the Funds either an incorrect social security number or tax identification number or no number at all; (ii) is subject to backup withholding by the Internal Revenue Service (“IRS”) for failure to properly report payments of interest or dividends; (iii) has failed to certify to the Fund that this Shareholder is not subject to backup withholding; or (iv) has failed to certify to the Fund that the Shareholder is a U.S. person (including a resident alien). Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed IRS Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable series IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

FATCA Withholding. Under legislation known as “FATCA” (the Foreign Account Tax Compliance Act), a U.S. withholding tax of 30% will apply to payments to certain foreign entities of U.S.-source interest and dividends unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. A Foreign Shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of the agreement. The Fund will not pay additional amounts in respect to any amounts withheld. Foreign Shareholders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and sale or disposition of the Fund’s common shares.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. federal income tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners.” Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable series IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(b)       Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser and the Sub-Adviser generally intend to seek approval of the Board of Trustees to offer share repurchases pursuant to written tenders at least annually.

Except as discussed below (the “Discussion of the Transaction” sub-section), the Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Sub-Adviser, the Board of Trustees, the Officers, or any person controlling the Fund, the Adviser, the Sub-Adviser, the Board of Trustees, or the Officers and (ii) any other person, with respect to the Shares.

Discussion of the Transaction: On February 29, 2024, which is the Valuation Date, the Transaction among the Adviser, the Sub-Adviser, and the RIA (as defined below) is expected to close (the “Closing Date”). Pursuant to the Transaction, and effective as of the Closing Date, (i) the Adviser will no longer serve as the Fund’s investment adviser, and the Sub-Adviser will serve as the Fund’s new investment adviser pursuant to a new investment advisory agreement (“New Investment Advisory Agreement”), if approved by the Fund’s Shareholders; (ii) the Adviser, which holds 100% of the Fund’s outstanding Shares as of the Prior NAV Calculation Date, will tender all of its Shares for repurchase by the Fund pursuant to the Offer; (iii) clients of a separate registered investment adviser (the “RIA”) will purchase, on the Closing Date, shares of the Delaware Wilshire Private Markets Fund, a separate feeder fund that also invests substantially all its assets in the Master Fund, at least an amount equal to all shares tendered by the Adviser and any other shareholders participating in a separate tender offer for the Delaware Wilshire Private Markets Fund; and (iv) the Sub-Adviser will purchase, on the Closing Date, shares of the Fund, at least in an amount equal to all shares tendered by the Adviser and any other Shareholders participating in the Offer (“New Shares”). The Transaction is subject to certain conditions and approvals, including the approval of the New Investment Advisory Agreement by the Fund’s Shareholders on or before the Closing Date, and the purchase of a sufficient amount of New Shares by the Sub-Adviser.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)       As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders in advance of the Transaction.

(b)       Shares tendered to the Fund in connection with the Offer will be retired.

(c)       Except for the items identified in the Discussion of the Transaction under Item 5, above, none of the Fund, the Adviser, Sub-Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than through providing additional seed capital to the Fund to ensure its financial viability (if necessary) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any Officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)       The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will be up to 100% of the Shares outstanding as of the Valuation Date, will be paid from one or more of the following sources: (i) cash on hand; (ii) proceeds from the purchase of New Shares by the Sub-Adviser; (iii) withdrawals of capital from the Master Fund; and (iv) possibly borrowings, as described in paragraph (d) below.

(b)       There are no material conditions to the financing of the transaction, other than as discussed in the Discussion of the Transaction sub-section above. There are currently no alternative financing plans or arrangements for the transaction.

(c)       Not applicable.

(d)       None of the Fund, the Adviser, Sub-Adviser and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by the Sub-Adviser, from withdrawals of capital from the Master Fund or from the proceeds of the sale of securities held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a)       Based on the number of Shares outstanding as of the Prior NAV Calculation Date, none of the Trustees or Officers of the Fund beneficially own any Shares of the Fund.

(b)       There have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, the Officers, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) The Fund commenced operations as a registered investment company immediately following the close of business on March 3, 2023 and has a fiscal year end of March 31. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2023, previously filed with the SEC on Form N-CSR on June 9, 2023.

(2)	The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3)	Not applicable.

(4)	See (a)(1) and (a)(2) above.

(b)       If New Shares are not purchased by the Closing Date, the Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	Not applicable.

(c)	None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

By:	/s/ Andrew Metzger
Name:	Andrew Metzger
Title:	Treasurer, Controller &
Chief Financial Officer
Date:	January 31, 2024

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Notice of Withdrawal of Tender
E.	Calculation of Filing Fee Tables